CHAPMAN AND CUTLER LLP                                    111 West Monroe Street
                                                         Chicago, Illinois 60603


                                 August 6, 2019


VIA EDGAR CORRESPONDENCE
------------------------

Frank Buda
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


      Re:        First Trust Exchange-Traded Trust IV (the "Trust")
                        File Nos. 333-174332; 811-22559
--------------------------------------------------------------------------------

Dear Mr. Buda:

      This letter responds to your comments, provided by telephone on July 19, 2019, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund IV (the "Trust") with the staff of the Securities and Exchange Commission (the "Staff") on May 30, 2019 (the "Registration Statement"). The Registration Statement relates to the First Trust EIP Carbon Impact ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 - FEES AND EXPENSES OF THE FUND

      Please include a completed fee table in the response letter to the Staff's comments at least five days prior to the effective date of the Registration Statement.

RESPONSE TO COMMENT 1

      Pursuant to the Staff's request, a completed fee table is set forth on Exhibit A.

COMMENT 2 - EXAMPLE

      Please consider revising the narrative disclosure to clarify that the costs to a shareholder of investing in the Fund would be the same whether the shareholder redeems before, or holds its shares for the entirety of, the listed periods.

RESPONSE TO COMMENT 2

      The Fund respectfully declines to make the requested change. Because the Fund is an exchange-traded fund, the Fund believes the current disclosure is compliant with the requirements of Form N-1A.

COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES

      The Staff notes the inclusion of "Carbon Impact" in the Fund's name. Accordingly, please revise the disclosure to include a concise, plain English explanation of "carbon impact." Please also revise the disclosure to clarify how the Sub-Advisor makes the relevant determinations about the companies in which the Fund will invest. Specifically, please explain how the Sub-Advisor identifies companies that "facilitate the broader decarbonization of the economy by enabling renewable use."

RESPONSE TO COMMENT 3

      Pursuant to the Staff's request, the section entitled "Principal Investment Strategies" has been revised accordingly.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      The Staff finds the description of the Fund's strategy to be "jargony" and does not have a clear sense of the Fund's contemplated portfolio. Please identify several of the companies in which the Sub-Advisor proposes to invest.

RESPONSE TO COMMENT 4

      Pursuant to the Staff's request, a sample of the companies in which the Fund may invest is set forth on Exhibit B.

COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

      Please revise the second sentence of the section entitled "Principal Investment Strategies" in plain English. Specifically, please revise the disclosure to clarify what is meant by "facilitating the broader decarbonization of the economy." In general, please revise all similarly vague sentences in plain English.

RESPONSE TO COMMENT 5

      Pursuant to the Staff's request, the section entitled "Principal Investment Strategies" has been revised accordingly.

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      Please clarify whether the references to "energy" in the second sentence of the section entitled "Principal Investment Strategies" refer only to renewable energy, or if the term encompasses other low emission fossil fuels referenced in other parts of the disclosure.

RESPONSE TO COMMENT 6

      Pursuant to the Staff's request, the section entitled "Principal Investment Strategies" has been revised accordingly.

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES

      Please clarify if the Fund will invest in companies in the natural gas pipelines business as indicated in Step 1 of the section entitled "Principal Investment Strategies." If so, please rectify this with the screen included in Step 2, as Step 1 and Step 2 seem to conflict.

RESPONSE TO COMMENT 7

      Pursuant to the Staff's request, the section entitled "Principal Investment Strategies" has been revised accordingly.

COMMENT 8 - PRINCIPAL INVESTMENT STRATEGIES

      Please revise the syntax of the disclosure set forth in Step 2 of the section entitled "Principal Investment Strategies" as the sentence as currently written is difficult to understand.

RESPONSE TO COMMENT 8

      Pursuant to the Staff's request, the section entitled "Principal Investment Strategies" has been revised accordingly.

COMMENT 9 - PRINCIPAL INVESTMENT STRATEGIES

      The Staff notes the disclosure set forth in Step 3 of the section entitled "Principal Investment Strategies" that requires that a constituent company "have a plan to reduce carbon and other greenhouse emissions." Please revise this disclosure to clarify whether this plan refers to a company's efforts to reduce its own carbon emissions or to reduce carbon emissions in general.

RESPONSE TO COMMENT 9

      Pursuant to the Staff's request, the section entitled "Principal Investment Strategies" has been revised accordingly.

COMMENT 10 - PRINCIPAL INVESTMENT STRATEGIES

      The Staff notes the disclosure set forth in Step 4 of the section entitled "Principal Investment Strategies." Please revise to include additional detail about the qualitative thresholds referenced in this step.

RESPONSE TO COMMENT 10

      Pursuant to the Staff's request, the section entitled "Principal Investment Strategies" has been revised accordingly.

COMMENT 11 - PRINCIPAL INVESTMENT STRATEGIES

      The Staff notes the disclosure set forth in Step 4 of the section entitled "Principal Investment Strategies." Please clarify whether all companies remaining after the screen detailed in Step 4 will be included in the Fund's portfolio or whether the Sub-Advisor will select from among these remaining companies in selecting the Fund's portfolio.

RESPONSE TO COMMENT 11

      Pursuant to the Staff's request, the section entitled "Principal Investment Strategies" has been revised accordingly.

COMMENT 12 - PRINCIPAL RISKS

      Please consider revising the order in which risks are disclosed to prioritize those that are most likely to adversely affect the Fund's net asset value, yield and total return.

RESPONSE TO COMMENT 12

      The Fund respectfully declines to revise the disclosure as it believes its current disclosure is compliant with the requirements of Form N-1A.

COMMENT 13 - PERFORMANCE

      Please identify in correspondence the broad-based securities market index that the Fund intends to use as its performance benchmark.

RESPONSE TO COMMENT 13

      The Fund intends to use the S&P 500 Index as its performance benchmark.

COMMENT 14 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

      The Staff notes that the information included pursuant to the requirements of Item 4 of Form N-1A is intended to be a summary of the information included pursuant to the requirements of Item 9 of Form N-1A. Please consider revising the disclosure in the section entitled "Additional Information on the Fund's Investment Objective and Strategies" to provide additional details and disclose other items required by Item 9 of Form N-1A including any relevant concentration policy.

RESPONSE TO COMMENT 14

      The Fund respectfully declines to revise the disclosure. The Fund's principal investment strategy is disclosed in Item 4. To the extent there is additional detail about the Fund's principal investment strategy that is not summarized in Item 4, but which is responsive to Item 9, the Fund has disclosed such detail in the Item 9 disclosure. In accordance with General Instruction C.3(a) of Form N-1A, which states that "information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus," the Fund respectfully declines to revise the Item 9 disclosure to repeat the Fund's principal investment strategy as requested.

COMMENT 15 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

      The Staff notes the disclosure set forth in the first sentence of the section entitled "Additional Information on the Fund's Investment Objectives and Strategies - Additional Information on the Fund's Strategy." Please revise this sentence to specifically clarify what is meant by providing the "low-cost" way of transporting, storing and converting the lowest cost energy. Does this refer to the lowest-cost energy or simply a cheaper way of transporting, storing and converting energy?

RESPONSE TO COMMENT 15

      Pursuant to the Staff's request, the section entitled "Additional Information on the Fund's Objective and Strategies" has been revised accordingly.

COMMENT 16 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

      Please revise the second sentence of the section entitled "Additional Information on the Fund's Strategy" in plain English as it is currently overly long and confusing.

RESPONSE TO COMMENT 16

      Pursuant to the Staff's request, the referenced disclosure in the section entitled "Additional Information on the Fund's Objective and Strategies" has been deleted.

COMMENT 17 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

      In general, the disclosure set forth in the first paragraph of the section entitled "Additional Information on the Fund's Investment Objective and Strategies - Additional Information on the Fund's Strategy" contains overly general statements that do not provide meaningful information about the Fund's investment strategy. Please revise to remove these generalities and provide more specific disclosure about the Fund's strategy.

RESPONSE TO COMMENT 17

      Pursuant to the Staff's request, the section entitled "Additional Information on the Fund's Objective and Strategies" has been revised accordingly.

COMMENT 18 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

      If the Fund will have a particular emphasis on natural gas energy providers, please indicate this clearly in the sections entitled "Principal Investment Strategies" and "Additional Information on the Fund's Investment Objective and Strategies - Additional Information on the Fund's Strategy."

RESPONSE TO COMMENT 18

      Pursuant to the Staff's request, the section entitled "Additional Information on the Fund's Objective and Strategies" has been revised accordingly.

COMMENT 19 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

      In general, the syntax of the second paragraph of the section entitled "Additional Information on the Fund's Investment Objective and Strategies - Additional Information on the Fund's Strategy" is confusing. Please revise for clarity.

RESPONSE TO COMMENT 19

      Pursuant to the Staff's request, the referenced disclosure in the section entitled "Additional Information on the Fund's Objective and Strategies" has been deleted.

COMMENT 20 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

      The Staff notes the last sentence of the second paragraph of the section entitled "Additional Information on the Fund's Investment Objective and Strategies - Additional Information on the Fund's Strategy." In this sentence, the Fund seems to indicate an intention to incorporate "ESG" considerations into the selection of the Fund's portfolio. If the Fund will consider ESG factors in selecting the Fund's portfolio, please expand on how such factors will be used in the sections entitled "Principal Investment Strategies" and "Additional Information on the Fund's Investment Objective and Strategies - Additional Information on the Fund's Strategy." RESPONSE TO COMMENT 20

      Pursuant to the Staff's request, the section entitled "Principal Investment Strategies" and "Additional Information on the Fund's Objective and Strategies" has been revised accordingly.

                                    ********

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                          Sincerely yours,

                                          CHAPMAN AND CUTLER LLP


                                          By: /s/  Morrison C. Warren
                                              -----------------------
                                              Morrison C. Warren

                                   EXHIBIT A


FEES AND EXPENSES OF THE FUND

The following table describes the fees and expenses you may pay if you buy and hold shares of the Fund. Investors purchasing and selling shares may be subject to costs (including customary brokerage commissions) charged by their broker, which are not reflected in the table below.

SHAREHOLDER FEES
(fees paid directly from your investment)
--------------------------------------------------------------------------------
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage
of offering price)                                                          None
--------------------------------------------------------------------------------

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)
  Management Fees                                                          0.95%
  Distribution and Service (12b-1) Fees                                    0.00%
  Other Expenses(1)                                                        0.00%
--------------------------------------------------------------------------------
  Total Annual Fund Operating Expenses                                     0.95%
================================================================================
(1) "Other Expenses" is an estimate based on the expenses the Fund expects to incur for the current fiscal year.


EXAMPLE

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling shares of the Fund in the secondary market.

The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                     1 Year             3 Years
              ----------------------------------------
                      $97                 $303
              ----------------------------------------

                                   EXHIBIT B

Alliant Energy Corp
American Electric Power
Atmos Energy Corp
CMS Energy
Edison International
EDP Renovaveis SA ADR
Emera Inc
Eversource Energy
Excelon Corp
Fortis Inc
Iberdrola SA ADR
IDACorp
Nextera Energy Partners
NextEra Energy, Inc.
New Jersey Resources Corp
Orsted A/S ADR
PPL Corporation
Public Service Enterprise Group Inc
Sempra Energy
TC Pipelines LP
The Williams Companies
Wisconsin Energy Corp
Xcel Energy